UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-40253

Zhihu Inc.

(Registrant’s Name)

A5 Xueyuan Road

Haidian District, Beijing 100083

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Next Day Disclosure Return Dated July 31, 2023
99.2	Next Day Disclosure Return Dated August 1, 2023
99.3	Next Day Disclosure Return Dated August 2, 2023
99.4	Next Day Disclosure Return Dated August 3, 2023
99.5	Next Day Disclosure Return Dated August 3, 2023
99.6	Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities
99.7	Next Day Disclosure Return Dated August 4, 2023
99.8	Next Day Disclosure Return Dated August 4, 2023
99.9	Next Day Disclosure Return Dated August 4, 2023
99.10	Next Day Disclosure Return Dated August 4, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhihu Inc.

By	:	/s/ Henry Dachuan Sha
Name	:	Henry Dachuan Sha
Title	:	Director and Chief Financial Officer

Date: August 7, 2023